May 26, 1995


Board of Directors
Homeplex Mortgage Investments Corporation
5333 North 7th Street, Suite 219
Phoenix, Arizona 85014

Gentlemen:

     Homeplex Mortgage Investments Corporation ("Homeplex"), a New York Stock Exchange listed company with a clean operating history, $58 million net operating loss, high positive cash flow and liquidity, should be able to produce greater benefits for its stockholders.

     For 35 years I have been a successful Wall Street investor.
My strategy in the past has been to work with management of companies in which I have acquired a significant equity interest.
I am the second largest Homeplex stockholder and I have a plan for safely maximizing stockholder value. I believe that Homeplex should acquire a company with management that has a proven track record and has created a niche for itself in the marketplace. That company could be either a producer of goods or a provider of services. A suitable acquisition candidate would be a company that has had stable and predictable earnings and cash flow and an established position in its industry.

     The pre-tax earnings of the acquired company would combine favorably with Homeplex's net operating loss to increase both stockholders' equity and the market value of Homeplex's stock.

     I have compiled brief descriptions and audited operating figures for five companies that I believe could be successfully combined with Homeplex. I have also prepared proforma financials to show the effect of such a combination. I would like to meet with the Board to discuss these proposals as soon as possible. Each of you, as a director of Homeplex, owe a fiduciary duty to Homeplex's stockholders to maximize stockholder value.

                                 Sincerely,

                                 s/s IRA SOCHET

                                 Ira Sochet

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